Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-155437) and related Prospectus of Hornbeck Offshore Services, Inc. for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, debt securities, and guarantees of debt securities and to the incorporation by reference therein of our reports dated March 2, 2009, with respect to the consolidated financial statements of Hornbeck Offshore Services, Inc. and the effectiveness of internal control over financial reporting of Hornbeck Offshore Services, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

April 6, 2009